SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                           a) CENTRAIS ELETRICAS DE SANTA CATARINA
                           b) CENTRAL COSTANERA S.A.
                           c) CENTRAL PUERTO S.A.
                           d) CHILGENER S.A.
                           e) CHILQUINTA S.A.
                           f) COMPANHIA ENERGETICA DE SAO PAULO
                           g) COMPANHIA PARANAENSE DE ENERGIA
                           h) COMPANHIA PAULISTA DE FORCA E LUZ
                           i) ELETRICIDADE DE SAO PAULO S.A.
                           j) ELECTRICIDAD DE CARACAS
                      (Names of foreign utility companies)


                             CSW INTERNATIONAL, INC.
    (Name of filing company, if filed on behalf of a foreign utility company)


     Item 1. Name of entity on whose behalf foreign utility company status is claimed, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.


                                  Notification

         CSW International, Inc. ("CSWI"), a Delaware corporation, acting on behalf of the following companies, hereby notifies the Securities and Exchange Commission (the "Commission") that pursuant to Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57 of the implementing regulations thereunder, 17 C.F.R. Section 250.57, based upon information publicly available to CSWI, each of the following companies is, and on behalf of each such company CSWI claims status for such company as, a "foreign utility company" as defined in Section 33(a)(3) of the Act:

         a) Centrais Eletricas de Santa Catarina ("CELESC"), a company organized under the laws of Brazil. The address is as follows:



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         Centrais Eletricas de Santa Catarina
         Rodovia SC 404 Km 3
         Itacorubi, Florianopolis
         Santa Catarina 88034
         Brazil

                  CELESC engages primarily in the distribution of electricity in Santa Catarina. In 1995, CELESC sold approximately 8,821 GWh of electricity to final consumers. CELESC has approximately 73,210 kilometers of power lines, and distributes electricity to approximately 1.4 million customers throughout 257 of the 288 municipalities in the state of Santa Catarina, covering an area of approximately 87,000 square kilometers. In 1995, 46.8% of the electricity supplied by CELESC was sold to industrial customers, 24.9% was sold to residential customers, 11.3% was sold to commercial customers and 17.0% was sold to rural and other customers.

                  To CSWI's knowledge, owners of 5% or more of any class of voting securities of CELESC include: the state of Santa Catarina (50.177%); INVESC, a special purpose company formed by the Santa Catarina state government (30.179%); and Camara de Liquidacao e Custodia S.A., custodian for the Rio de Janeiro Stock Exchange (13.886%).

         b) Central Costanera S.A., a company organized under the laws of Argentina ("Costanera"). The address is as follows:

         Central Costanera S.A.
         Av. Espala 3301
         Capital Federal
         Argentina 1107

               Costanera is a 1,250 MW private electric generation utility company located in the city of Buenos Aires, which operates thermoelectric, oil and natural gas fired generation facilities. Costanera's thermoelectric generation capacity in Argentina is approximately 1,250 MW.

               To CSWI's knowledge, owners of 5% or more of any class of voting securities of Costanera include: Endesa Argentina S.A. (24%); Participation Property Program (10%); Enersis S.A. (9%); and, collectively, Empresa Nacional de Electricidad S.A., Naviera Perez Companc, Cinergy Investments, Entergy Corp. and others (57%).

         c) Central Puerto S.A., a company organized under the laws of Argentina ("Puerto"). The address is as follows:

         Central Puerto S.A.
         Av. Tomas A. Edison 2701
         Capital Federal
         Argentina 1104

                  Puerto is a 1,009 MW private electric generation utility company operating oil and gas fired generation facilities. The facilities of Puerto comprise six steam turbogroups, which operate with natural gas or fuel oil, with an installed capacity of 1,009 MW. In July 1994, Puerto acquired an interest in Gassur S.A., which was created through participation in a consortium to explore gas deposits.



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               To CSWI's knowledge,  owners of 5% or more of any class of voting securities of Puerto include: Gener Argentina S.A. (31%); Chilquinta S.A. (15%); Pacifico V Region S.A. (15%); employees of Puerto (10%); and Puerto's ADR depositary (10%).

         d) Chilgener S.A., a company organized under the laws of Chile ("Chilgener"). The address is as follows:

         Chilgener S.A.
         Miraflores 222, 4th Floor
         Santiago
         Chile

                  Chilgener is an electric generation utility company in Chile, which operates coal fired and hydroelectric generation facilities with approximately 1,060 MW of capacity (including Chilgener's share of the capacity of Guacolda S.A.) in Chile as of December 31, 1996.

                  To CSWI's knowledge, owners of 5% or more of any class of voting securities of Chilgener include: Citibank N.A., as depositary of Chilgener's ADR holders (11.97%); Servicios de Combustibles Limitada (10.00%); AFP Provida S.A. (8.46%); AFP Cupram S.A. (7.00%); AFP Habitat S.A. (6.99%); AFP Santa Maria S.A.
(6.28%); and AFP Proteccion S.A. (5.54%).

         e) Chilquinta S.A., a company organized under the laws of Chile ("Chilquinta"). The address is as follows:

         Chilquinta S.A.
         General Cruz 222
         CLLA 12-V Valparaiso, V Region
         Chile

                  Chilquinta is an electric distribution utility company in Chile, whose distribution area is centered on the port city of Valparaiso, Chile. As of December 31, 1995, Chilquinta had 335,000 customers in its service territory. In 1995, Chilquinta had distribution sales of 1.122 GWh. Chilquinta's transmission is divided between 1,171 miles of high-tension lines and 2,411 miles of low-tension lines.

                  To CSWI's knowledge, the only institutional owner of 5% or more of any class of voting securities of Chilquinta is Administradores de Fondos de Pensiones (27%). In addition, five private families hold collectively 56% of the voting securities of Chilquinta.

         f) Companhia Energetica de Sao Paulo ("CESP"), a company organized under the laws of Brazil. The address is as follows:

         Companhia Energetica de Sao Paulo
         Al. Ministro Rocha Azevedo 25
         01410-900 Sao Paulo, SP
         Brazil

                  CESP is an integrated electric generation and distribution utility company, the distribution assets of which make it Brazil's third-largest electric distribution company, serving more than 1.3 million customers throughout the state of Sao Paulo. CESP was created by the state government of Sao Paulo in 1966, by the merger of 11 small electric utility companies.

                  CESP   has   22   operating   generation    facilities,    all
hydro-electric, and three more under development. CESP's installed capacity is approximately 10,200 MW. CESP owns over 7,200 miles of transmission lines.

                  To CSWI's knowledge, owners of 5% or more of any class of voting securities of CESP include: the state of Sao Paulo (63.2%); Banespa (12.6%); and Nossa Caixa Nosso Banco (10.6%).

         g) Companhia Paranaense de Energia ("COPEL"), a company organized under the laws of Brazil. The address is as follows:

         Companhia Paranaense de Energia
         Rua Coronel Dulcidio, 800 - Bairro Batel - C.P. 318
         CEP: 80.420-170 - Curitiba - Parana
         Brazil

                  COPEL is an integrated electric utility company engaged in the generation, transmission and distribution of electricity in the southern Brazilian state of Parana. As of December 31, 1996, COPEL operated 18 generation plants with a combined installed capacity of 3,340 MW (approximately 99% of which is hydro-electric), and generated 18,625 GWh of electricity in 1996. As of December 31, 1996, COPEL owned and operated 6,145 kilometers of transmission lines, as well as 136,467 kilometers of distribution lines. During 1996, COPEL delivered approximately 22,499 GWh of electricity, of which 13,503 GWh was delivered to approximately 2.5 million final customers and 8,996 GWh was delivered to distributors and others.

                  To CSWI's knowledge, owners of 5% or more of any class of voting securities of COPEL include: the Parana state government (60%); and Parana Investimentos (25%).

         h) Companhia Paulista de Forca e Luz ("CPFL"), a company organized under the laws of Brazil. The address is as follows:

         Companhia Paulista de Forca e Luz
         Rodovia Campinas - Mogi Mirim km 2.5
         CP 1808 13088-900
         Campinas
         SP
         Brazil

                  CPFL is an electric generation and distribution utility company that serves the central and northeastern parts of the Brazilian state of Sao Paulo. It distributes electricity to approximately 2.2 million customers in 225 municipalities. CPFL generates approximately 3% of its power needs and purchases its remaining power needs from CESP (63%) and from Centrais Eletricas Brasileiras S. A. (34%). CPFL sold approximately 15,850 GWh of energy in 1995.

                  To CSWI's knowledge, the only owner of 5% or more of any class of voting securities of CPFL is the state of Sao Paulo through Companhia Energetica de Sao Paulo (68.2%).

         i) Electricidad de Caracas ("Elecar"), a company organized under the laws of Venezuela. The address is as follows:

         Electricidad de Caracas
         Alfredo Columgano, Avenida Bollmer
         San Bernardino, Piso 7
         Torre Central, Caracas
         Venezuela

                  Elecar is an integrated generation, transmission and distribution electric utility company that serves approximately 942,000 customers in Venezuela in metropolitan Caracas and surrounding cities such as Guarenas, Guatire and Litoral Central. Elecar also serves the state of Yaracuy in western Venezuela. Elecar's sales in 1994 were approximately 8,910,000 MWh.

                  Generating capacity for Elecar in 1994 was approximately 2,099 MW, comprising 1,799 MW of thermal steam, 290 MW of gas-fired, 6 MW of diesel-fired, and 4 MW of hydro-electric power. Venezuela's Interconnected System provides transmission lines between Elecar and other utilities.

               CSWI does not know the identity of any owners of 5% or more of any class of voting securities of Elecar.

         j) Eletricidade de Sao Paulo S.A. ("Eletropaulo"), a company organized under the laws of Brazil. The address is as follows:

         Eletricidade de Sao Paulo S.A.
         Av. Alfredo Egidio de Souza Aranha
         100 - Sto Amaro
         Brazil

                  Eletropaulo is an electric generation and distribution utility company located in and serving the state of Sao Paulo, Brazil. Eletropaulo receives the majority of its power from Companhia Energetica de Sao Paulo. In addition, Eletropaulo owns 11 electric generation plants with a total generating capacity of approximately 1,390 MW.

                  Eletropaulo's distribution concession includes approximately 21,168 square kilometers in the state of Sao Paulo. Eletropaulo serves approximately 5.1 million residential consumers, 501,000 commercial consumers, 65,000 industrial consumers and 14,000 rural consumers.

                  To CSWI's knowledge, the only owner of 5% or more of any class of voting securities of Eletropaulo is Fazenda do Estado de Sao Paulo (99.80%).

                             Share Ownership by CSWI

                  CSWI does not presently own any shares of any of the companies set forth in (a) through (j) of this Item 1 (collectively, the "Designated FUCOs"). CSWI may acquire the securities of one or more Designated FUCOs. CSWI anticipates that such acquisition (if any) would be made by CSWI indirectly through one or more subsidiaries of CSWI which would be organized, and/or the securities of which would be acquired, by CSWI pursuant to authority granted by the Commission under HCAR Nos. 26156 (November 3, 1994) and 26383 (September 27,
1995) issued in File No. 70-8423; and HCAR No. 26653 (January 24, 1997) issued in File No. 70-8809.

               Item 2: Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

                  CSWI does not presently own any securities of any Designated FUCO. If CSWI acquires no less than 5% of the outstanding voting equity securities of a Designated FUCO, such Designated FUCO will be associated with the following companies, which are domestic associate public utility companies of CSWI: Central Power and Light Company, Public Service Company of Oklahoma, Southwestern Electric Power Company, and West Texas Utilities Company. None of the foregoing domestic associate public utility companies has made an investment in or has a contractual relationship with any Designated FUCO, and no such investment or contractual relationship is contemplated. CSWI and all of such domestic associate public utility companies are wholly-owned by Central and South West Corporation ("CSW"), a registered holding company under the Act.

               Exhibit A: State certifications required under Section 33(a)(2) of the Act.
                  Because CSWI's ultimate parent, CSW, is a registered holding company, state certifications under Section 33(a)(2) are not required.

                                    SIGNATURE

                  The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        CSW INTERNATIONAL, INC.

                                        By:  /s/ TERRY D. DENNIS
                                           Terry D. Dennis
                                           President
Date: September 11, 1997